UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐    No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 12, 2024, Navigator Holdings Ltd. (the “Company”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with BW Group Limited, as the selling shareholder of the Company (the “Selling Shareholder”), and Citigroup Global Markets Inc. and DNB Markets, Inc., as the underwriters (together, the “Underwriters”), in connection with the previously announced public offering by the Selling Shareholder (the “Secondary Offering”) of a total of 7,000,000 shares (the “Offered Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), at a public offering price of $15.00 per share. The Company did not offer any shares of its Common Stock in the Secondary Offering and did not receive any proceeds from the sale of its shares of Common Stock in the Secondary Offering. The Secondary Offering closed on June 13, 2024.

In addition, in connection with the Company’s previously announced intention to purchase shares in the Secondary Offering, the Company purchased 3,500,000 of the Offered Shares from the Underwriters in the Secondary Offering (the “Share Repurchase”), at a price per share of $14.52, which was equal to the price per share paid by the Underwriters to the Selling Shareholder in the Secondary Offering.

Pursuant to the Underwriting Agreement, the Company, its executive officers and directors and the Selling Shareholder and Ultranav International ApS, our principal shareholders, have agreed that, for a period of 90 days from the date of the Underwriting Agreement, they will not, without the prior written consent of the Underwriters, offer, sell or otherwise dispose of any shares of capital stock of the Company, subject to certain exceptions.

The Underwriting Agreement includes customary representations, warranties and covenants, and indemnities, including by the Company and the Selling Shareholder.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

The Underwriters did not receive any discount or commission in respect of the shares of Common Stock purchased by the Company from the Underwriters in the Share Repurchase. The Share Repurchase was conditioned upon the completion of the Secondary Offering, as well as the satisfaction of customary closing conditions, and closed concurrently with the completion of the Secondary Offering. The completion of the Secondary Offering was not conditioned upon the completion of the Share Repurchase.

ITEM 2—EXHIBITS

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Company’s press release, titled “Navigator Gas Announces Closing of Upsized Secondary Public Offering by Selling Shareholder and Concurrent Repurchase of Shares by Navigator Gas”, dated June 13, 2024.

Exhibit No.	Description

1.1	Underwriting Agreement, dated June 12, 2024, by and among Navigator Holdings Ltd., BW Group Limited and Citigroup Global Markets Inc. and DNB Markets, Inc.

99.1	Press Release of Navigator Holdings Ltd., dated June 13, 2024.

“ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” AND EXHIBIT 1.1 OF “ITEM 2—EXHIBITS” OF THIS REPORT ON FORM 6-K (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SEC ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: June 13, 2024	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary